EveryWare Global, Inc.

519 North Pierce Avenue

Lancaster, Ohio 43130

April 10, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, DC 20549

Attn:	Mara L. Ransom Dietrich King Michael Kennedy

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), EveryWare Global, Inc. (the “Company”) hereby respectfully requests the withdrawal, effective immediately, of its registration statement on Form S-1 (File No. 333-199657), originally filed with the Securities and Exchange Commission (the “Commission”) on October 29, 2014, together with all exhibits and amendments thereto (collectively, the “Registration Statement”).

The Company confirms that the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein, and no preliminary prospectus contained in the Registration Statement has been distributed.

The Company hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement. Please fax or email a copy of the order to the undersigned at (740) 681-6078 or erika.schoenberger@everywareglobal.com with a copy to the Company’s outside legal counsel, Carol Anne Huff of Kirkland & Ellis LLP, at (312) 862-2200 or chuff@kirkland.com. In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

If you have any questions regarding the foregoing application for withdrawal, please telephone Ms. Huff at (312) 862-2163.

Yours Truly,

EveryWare Global, Inc.

By:	/s/ Erika J. Schoenberger
Name:	Erika J. Schoenberger
Title:	Associate General Counsel